Exhibit 99.7

BUDGET 2025 Strategic plan Government of Alberta 2025-28

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Queen Elizabeth II Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780-427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2025: Ministry Business Plans visit our website at: alberta.ca/budget-documents.aspx

ISBN 978-1-4601-6191-3

ISSN 2369-0127

This publication is issued under the Open Government Licence – Alberta

(http://open.alberta.ca/licence).

©2025 President of Treasury Board and Minister of Finance

alberta.ca

2	Budget 2025 | 2025-28 Government of Alberta Strategic Plan

Contents

Message from the Premier	4

Vision Statement	5

Two Key Priorities	6

Priority one | Maintaining Alberta’s Advantage	7

Maintaining Alberta’s advantage	8

Connecting Albertans to jobs	9

Strengthening economic activity and attracting investment	10

Standing up for Alberta’s natural resources	11

Ensuring the health and integrity of Alberta’s environment and ecosystem	12

Building Alberta	13

Performance Indicators	14

Priority two | Supporting Albertans	17

Supporting a refocused, effective health care system	18

Advancing mental health and addiction support	20

Providing high quality education and opportunities for skill development	22

Strengthening safe and thriving communities	23

Supporting Albertans most in need	25

Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities	27

Building better communities	28

Performance Indicators	29

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	3

Message from the Premier

Albertans are resilient. We face our challenges head-on, and overcome them together. As your government, we have worked hard to keep our economy competitive, maintain our Alberta advantage and stand up for our province’s autonomy.

Our strong economy, quality of life and abundant opportunities continue to make Alberta the best place to live, work and raise a family. Our low taxes and skilled workforce are a part of the Alberta advantage that attracts international companies to Alberta as their destination of choice to invest.

But we are once again in challenging times. Global trade uncertainty, geopolitical unrest and volatile oil prices add risk to our fiscal outlook. And while population growth is positive for the province, the rapid pace of growth over the past two years has put pressures on our public services, infrastructure and programs. Our roads, schools and hospitals have all felt the strain.

The 2025-2028 Strategic Plan outlines our key priorities to meet these challenges, supporting Albertans today and continuing to build on our strong foundation. We are prepared to meet whatever lies ahead.

Budget 2025 maintains our focus on helping families. We are accelerating the plan outlined in Budget 2024 to lower personal income taxes, so families can keep more of their hard-earned dollars to meet their needs and those of their families. Budget 2025 meets the challenge of a growing province with a continued focus on delivering core programs and services like health care and education. While our government remains focused on international diplomacy, Budget 2025 will support Alberta’s economy in navigating any uncertainties in trade and security when they appear.

Budget 2025 also makes the necessary choices to keep our finances healthy over the long term. We have a bold plan to grow the Alberta Heritage Savings Trust Fund to at least $250 billion by 2050 through its retained earnings. Albertans deserve a reliable Heritage Fund focused on creating long-term growth and financial stability. Even when times are tough, we’re sticking to our plan to improve the government’s net financial position.

We are living in volatile times, where the ground seems to shift beneath us every day. More tough decisions are on the horizon, but so is more opportunity. The work and the choices we make now are important. Our prudent fiscal management approach has given us a strong capacity to weather the storms ahead.

I am confident that Budget 2025 will help us to meet the challenges ahead, while we plan a great future for generations to come.

Best regards,

Danielle Smith

4	Budget 2025 | 2025-28 Government of Alberta Strategic Plan

Vision Statement

Alberta is the best place in the world to grow businesses, build careers and raise families. That’s why our province continues to grow faster than any other province in Canada. Through Budget 2025, we are making tough choices so Albertans can continue to enjoy the Alberta Advantage for generations to come.

We remain committed to a responsible approach to fiscal management through our fiscal framework by focusing on core programs and services, controlling government spending, and improving the province’s net financial position. We are maintaining the province’s tax advantage compared to other provinces, both for individuals and businesses, and are introducing a new tax bracket for the first $60,000 of personal income to provide more timely support to Albertans. These common-sense approaches will enable us to continue leading the country in job creation and help Albertans to pay their bills.

We are adopting a bold, new plan to grow the Alberta Heritage Savings Trust Fund and achieve long-term growth and financial stability for the province. Through strategic investments, global partnerships, and strong governance, we will grow the fund to $250 billion and eventually use a portion of the annual interest accrued to offset any decreases in resource royalties, invest in key provincial infrastructure, and grow and protect the Alberta Advantage. We will see that future generations share in the wealth generated by our abundant natural resources long after they have been depleted or replaced by new energy sources.

This is a pivotal time in our relationship with international partners. We are working diligently to defend Alberta’s economic interests through ongoing advocacy with lawmakers and industry in the United States and through commitments to increased security along our southern border. We are showcasing Alberta to other priority jurisdictions, including the Indo-Pacific, Europe, Middle East, and Latin American regions to improve market access for Alberta goods and services, promote trade, and attract international investment. Through these efforts, we are engaging with our global partners to secure Alberta’s standing as a responsible, innovative, and reliable partner.

Albertans care deeply about responsible environmental stewardship and are proud of our environmental leadership. We are continuing to implement our Emissions Reduction and Energy Development Plan to achieve a carbon-neutral economy by 2050 through a combination of emissions-reducing investments and practical emission offsets. Alberta’s natural resources are foundational to our prosperity. Canada and the world need Alberta’s world-class natural energy resources to maintain energy security, reliability, and affordability, and we will deliver them.

As our population continues to grow, we are investing in the programs and services that Albertans rely on. Significant progress has been made toward refocusing the health care system, and there is more work to do. We are continuing to implement key initiatives to support and improve Alberta’s refocused health care system with the establishment of four integrated health agencies: Recovery Alberta, Primary Care Alberta, Acute Care Alberta and Assisted Living Alberta. To keep pace with Alberta’s growing student population, we are investing in new and modernized student spaces in Alberta’s Kindergarten to Grade 12 education system and are making strategic investments to improve student outcomes and support access to training and career development opportunities.

A strong workforce is essential to a strong economy. Through increased access to safe, affordable, high quality child care, more Alberta parents can pursue education, training, and career opportunities. Through increased access to innovative learning opportunities, including a modern and expanded apprenticeship learning system, we are helping Albertans to secure rewarding careers in the current labour market. Because of these efforts, more Albertans than ever are participating in our growing and thriving economy.

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	5

Two Key Priorities

Priority One | Maintaining Alberta’s Advantage

Albertans and Alberta businesses pay the lowest overall taxes in the country and with strong economic fundamentals, the province is a lead contributor to Canada’s productivity and prosperity. Alberta’s government will protect this solid economic foundation while supporting innovation and job creation. Through informed decision-making and good government, Alberta will maintain its advantage to improve the lives of Albertans.

Priority Two | Supporting Albertans

To ensure Albertans continue to receive value for each tax dollar spent, the Government of Alberta is modernizing and undertaking transformational changes necessary to ensure effective and accessible service delivery. Albertans have a right to live, work, and play in safe communities with access to services when and where they need them. To that end, government continues to take a fiscally responsible approach to providing core public services.

6	Budget 2025 | 2025-28 Government of Alberta Strategic Plan

Priority one Maintaining Alberta’s Advantage

Our objectives

1.  Maintaining Alberta’s advantage

2.  Connecting Albertans to jobs

3.  Strengthening economic activity and attracting investment

4.  Standing up for Alberta’s natural resources

5.  Ensuring the health and integrity of Alberta’s environment and ecosystem

6.  Building Alberta

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	7

PRIORITY ONE

Objective one

Maintaining Alberta’s advantage

Alberta is the economic engine of Canada, with a young, skilled, and vibrant workforce. Our diversifying economy is built on strong, business-friendly policies that continue to attract job-creating investment. Alberta leads the country in job creation in high-earning positions across different economic sectors. Albertans pay less in overall taxes with no provincial sales tax, low fuel taxes, and low personal income taxes. We are dedicated to:

●	Maintaining a responsible approach to fiscal management by finding efficiencies in government spending according to the fiscal framework. This allows the province to focus its spending on the core programs and services that benefit Albertans while preserving our fiscal position.

●	Implementing the Heritage Fund Roadmap and creating the Heritage Fund Opportunities Corporation to return the Alberta Heritage Savings Trust Fund to its original vision of intergenerational wealth and prosperity, impact, and influence. Through wise investments, Alberta is charting a path to a Heritage Fund worth $250 billion or more by 2050. The Heritage Fund will achieve these goals in a way that is anchored in Albertan values and reflective of our unique character.

●	Maintaining Alberta’s tax advantage compared to other provinces for both individuals and businesses. Albertans and Alberta businesses continue to pay the lowest overall taxes when compared to other provinces. For 2025-26, Alberta’s tax advantage is $20.1 billion.

●	Building on Alberta’s strong personal tax advantage by introducing an eight per cent income tax bracket for the first $60,000 of income. This tax cut is estimated to save Albertans up to $750 in 2025.
●	Implementing Alberta’s care-first automobile insurance model that will provide better and faster services to Albertans while reducing auto insurance premiums. Under the proposed care-first model, those involved in a collision can expect more timely delivery of medical and income support benefits that will last through the full recovery period.

●	Reducing Red Tape by implementing regulatory approaches and program delivery that reduce administrative burden and focus on outcomes. In doing so, government is getting out of the way of job creators to allow them to continue to grow their businesses, while improving government service delivery. A modernized regulatory environment reduces costs for Albertans and makes Alberta the best place to live, invest, and do business. Since 2019, government reduced red tape by 33 per cent and has saved Albertans and Alberta businesses more than $2.9 billion.

8	Budget 2025 | 2025-28 Government of Alberta Strategic Plan

PRIORITY ONE

Objective two

Connecting Albertans to jobs

Government is addressing current and longer-term labour market challenges by supporting Alberta’s workforce through responsive training and employment programming, attracting talent, and creating a labour force to meet the demands of Alberta’s growing economy. This includes:

●	Increasing access to safe, affordable, high-quality child care so that Alberta parents have opportunities to pursue education, training and career opportunities. Alberta is committed to working collaboratively with the province’s mixed market of child care providers to ensure licensed child care meets the needs of families and communities across the province. Alberta’s government is continuing to strengthen the early childhood educator workforce through ongoing recruitment and retention efforts and working with education partners to promote child care as a viable career choice.

●	Supporting parents and upholding public trust in the child care system by implementing changes to the Early Learning and Child Care Act, which strengthens government’s ability to hold non-compliant providers accountable and address issues more efficiently. These changes will be implemented in two phases starting in April 2025.

●	Preparing high school students to find well-paid jobs in high demand areas by promoting pathways to career education. Government is partnering with stakeholders to hold career fairs and review career and life management (CALM) curriculum. Other initiatives include scholarships, targeted advertising, and teacher training in career and technology.

●	Champion apprenticeship education and emphasize the value of the skilled trades in Alberta by supporting a modern, flexible, and efficient certification and apprenticeship system. Guided by Alberta 2030: Building Skills for Jobs, Government is supporting future skill development needs through investing more than $135.3 million in apprenticeship programming in 2025-26. This includes $78 million for seats in apprenticeship programs at training providers across the province, including 11 post-secondary institutions.

●	Creating the Women in Technical and Applied Arts Scholarship, which supports women pursuing post-secondary education in technical roles within cultural industries (audio and film production, animation, game design, etc.) This scholarship helps grow our province’s cultural industries by building a diverse, talented workforce in technology-focused careers that further innovation and help increase investment in Alberta.
●	Strengthening the alignment of post-secondary programs to employment and innovative learning opportunities through investment in the Targeted Enrolment Expansion Program. In 2025-26, Government is allocating $105.5 million to expand seats in high-demand post-secondary programs aligned with priority economic sectors, including, but not limited to, business, construction (non-trades), health care, and technology.

●	Removing barriers to speed up the auto-credentialing process for workers from provinces and countries with similar standards and pursuing opportunities and best practices to improve processes for the recognition of foreign credentials as informed by the recommendations of the Foreign Credential Advisory Committee.

●	Advocating to the federal government for allocations under the Alberta Advantage Immigration Program that enable the province to exercise greater control over economic immigration to Alberta and address labour shortages where domestic recruitment is not sufficient. This includes maximizing Alberta’s allocation and promoting pathways to support the dynamic needs of Alberta’s economy and labour market, including in the healthcare, skilled trades, construction, and transportation sectors.

●	Supporting Albertans by providing training and re-training programs that help them to find a job and succeed in the workplace. The suite of grants and Training for Work programs help ensure workers have the skills and knowledge employers need. In 2025-26, $70 million in funding is allocated to Skills and Training Support to help individuals get back to work and build a skilled workforce.

●	Addressing labour market gaps in key economic sectors through the development and implementation of ministry-specific job attraction strategies. These strategies will outline targeted actions to collaborate with Alberta employers, employees, and stakeholders to attract, retain, and develop a highly skilled workforce. A key focus of the initiative is raising awareness of opportunities in skilled trades and professions among young Albertans (ages 16 to 24) and adults considering career transitions.

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	9

PRIORITY ONE

Objective three

Strengthening economic activity and attracting investment

Government will enhance Alberta’s attractive economic investment climate. Building on Alberta’s strong foundations, including low taxes, a skilled and educated workforce, and an efficient regulatory environment, the government will support established and emerging sectors, create job opportunities, and maintain Alberta’s affordability advantage. We commit to:

●	Allocating $22.5 million to the Alberta Technology and Innovation Strategy to position Alberta as an internationally recognized technology and innovation hub that develops and attracts people, business, and investment with key initiatives such as innovation-related programming and support for emerging technologies. These technologies, such as artificial intelligence and quantum science, along with targeted policies, programs and services will accelerate the growth of Alberta companies and the economy.

●	Promoting the Designated Industrial Zone (DIZ) in Alberta’s Industrial Heartland as a key opportunity for petrochemical investment and job creation and championing its benefits, including streamlined regulatory approvals and world-class environmental standards. As committed in 2024, Government is investing $50.5 million over five years to build three new water intake facilities in the DIZ. This investment will provide cost-effective access to water for districts in the zone, and support priorities related to jobs, growing the petrochemical and manufacturing sector, reducing emissions, and diversifying the economy.

●	Connecting Alberta inventors, innovators, and entrepreneurs with venture capital investments through the Alberta Enterprise Corporation, thereby diversifying and developing an innovation-based economy in Alberta. The Corporation plays a vital role in accelerating growth in the technology sector by ensuring venture capital is supporting the development of early-stage technology companies in Alberta, which adds to the province’s economic diversity and maintains our position as the economic engine of Canada.

●	Growing Alberta’s film and television industry and securing Alberta’s position as the go-to destination for film production with targeted incentives, such as the Alberta Made Production Grant, which covers 25 per cent of eligible Alberta production costs to a maximum of $125,000; the Training and Mentorship Incentive, which provides an additional top-up of up to $35,000 for training and mentorship; and the Film and Television Tax Credit (FTTC) program. For every dollar of government support towards a production, the industry generates four dollars of investment back into the province.
●	Enhancing Alberta’s trade and expanding exports through the Alberta Export Expansion Program (AEEP), by delivering funding to help export-ready companies and non-profit organizations travel to international markets and meet with global buyers. In 2025-26, government will commit $1 million in AEEP funding to support Alberta businesses, Indigenous communities, and industry associations access international markets and attract global buyers.

●	Leveraging the Financial Services and Financial Technology Concierge as well as the Regulatory Sandbox to support financial innovation and attract new investment in the financial services and financial technology (fintech) sectors. Alberta is the first province in Canada to establish a regulatory sandbox for the financial services and fintech sectors, giving innovators new ways to build their business and create jobs. Alberta is also a growing destination for financial services and fintech companies, with the concierge and regulatory sandbox playing key roles in driving this growth.

●	Positioning Alberta as a prime destination for international and local data centres through the implementation of the Alberta Artificial Intelligence Data Centres strategy, which aims to enhance access to public data, invest in fundamental infrastructure, and establish networks of research excellence to support the technology and innovation sector in the province. Alberta is uniquely situated with competitive tax rates, and a business-friendly regulatory environment to offer technology companies a strong business case to open new centres in Alberta and position the province as a leader in innovation.

●	Securing Alberta’s position as a leader in regulatory assurance by streamlining environmental approval processing times and addressing water and land use application backlogs. Alberta is supporting community and economic development while maintaining high-quality environmental health through efficient regulatory processes, taking an impartial, transparent, and agile outcomes-based approaches to decisions.

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PRIORITY ONE

Objective four

Standing up for Alberta’s natural resources

Alberta’s government will defend the province’s track record as a responsible steward and advance Alberta’s natural resource development by engaging with global partners and accessing new markets. Government will attract investment in Alberta’s energy and minerals sectors through innovative infrastructure development, access to new markets, and maintain an efficient regulatory environment. We will accomplish this by:

●	Promoting Alberta as a reliable partner in supporting North America and global energy security to investors. Government will advocate locally, nationally, and internationally for expanded pipeline capacity and the optimization of new and existing infrastructure to access new markets for Alberta’s energy and mineral resources, enhance energy security, and grow and diversify low carbon value-add industries.

●	Attracting new investments through the Natural Gas Vision and Strategy, which includes the review and update of the Hydrogen Roadmap, exploring opportunities in liquefied natural gas, investments in lower-carbon petrochemical manufacturing, hydrogen manufacturing, and supporting the development of the plastics circular economy. This strategy positions Alberta to become a global supplier of clean, responsibly sourced natural gas and related products, including hydrogen carriers like ammonia, petrochemicals, and recycled plastics.

●	Implementing the Alberta Carbon Capture Incentive Program (ACCIP) to enable and accelerate the development of carbon capture, utilization, and storage by providing incentives for industry to incorporate emissions reductions into their operations and support industry in creating lower carbon products that will be more competitive in the global market.

●	Continuing to support and create a competitive regulatory environment that encourages the responsible development of natural gas, liquefied natural gas, petrochemicals, hydrogen, ammonia, helium, geothermal, lithium, and other critical minerals.
●	Initiate a comprehensive province-wide engagement to evaluate the future of nuclear energy in Alberta. Following engagement, government aims to develop a nuclear energy policy and regulatory framework that maintains Alberta’s reputation as a responsible, reliable and safe energy provider. This will position Alberta to grow a nuclear energy regime that supports the growth and diversification of Alberta’s economy.

●	Working with First Nations, Metis Settlements, and credibly asserted Métis communities to facilitate their participation in the province’s natural resource development sector through the Aboriginal Consultation Office, which processes thousands of applications for activities on Crown land, generating approximately $90 billion in economic activity annually.

●	Supporting Alberta’s agriculture producers and value-added processors, addressing barriers to trade by cultivating export markets, and working to increase market access for Alberta products. Through tailored investor services and producer supports government is working to generate economic growth along the entire value-creation chain. Value-added processors can grow their businesses through government offered programs including value-added grants, the Agri-Processing Investment Tax Credit, value-added processing facilities, product and process development assistance, and commercialization support for food and non-food products.

●	Implement the Minerals Strategy and Action Plan to establish the province as a preferred producer and supplier of metallic and industrial minerals by unlocking Alberta’s untapped mineral resource potential to help meet global demand, create jobs, and attract investment.

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	11

PRIORITY ONE

Objective five

Ensuring the health and integrity of Alberta’s environment and ecosystem

Alberta’s government will continue to implement effective regulation, environmental frameworks, land use plans, and complementary strategies to secure a sustainable future for Albertans. Alberta is committed to continuing to work with Indigenous communities and organizations on environmental issues to develop and maintain long-term, trust-based relationships and recognize the unique perspective and priorities of the First Nation, Métis, and Inuit peoples. We will be:

●	Reviewing Alberta’s water management strategy to find opportunities to increase water availability, which supports community and economic growth. Increasing the availability of water and water licences to Alberta municipalities, businesses, and agricultural producers while maintaining the highest standards of water conservation and treatment. The review will ensure the water management system in Alberta effectively allocates and supplies water to maximize the value of this resource to Albertans, while managing the impacts of human activities on aquatic ecosystems.

●	Allocating almost $280 million through to 2027-28 to expand irrigation capacity and address modernization priorities and water supply needs across the province. Investments in irrigation minimize the effects of adverse weather conditions, improve water utilization, and support producers to enhance productivity and improve yields.

●	Mitigating adverse impacts of flood and drought by strengthening environmental resource stewardship and conservation. Through the Drought Response Plan, government is working collaboratively with municipalities, non-profit organizations, industry, and Indigenous communities to support Albertans during all drought conditions. By allocating $125 million over 5 years to the Drought and Flood Protection Program, government is supporting communities to build infrastructure, and protect residents, property, and critical infrastructure.

●	Improving the effectiveness of wildfire prevention, preparation, response, and recovery while promoting the health and resilience of Alberta’s forest resources. $160 million is allocated in 2025-26 to ensure wildfire response capabilities, effective wildfire management, and the development and implementation of an Alberta Wildfire Mitigation Strategy.

●	Maintaining and strengthening environmental resource stewardship and conservation through proactive engagement and partnerships with municipalities, nonprofit organizations, and Indigenous communities and organizations. The province is reaffirming its commitment to working with its partners to support species at risk recovery and invasive species management, management of air quality, and achieving its commitment to safe, secure drinking water supply; healthy aquatic ecosystems; and reliable, quality water supply for a sustainable economy.
●	Maintaining a balanced, sustainable, and responsible approach to managing the impacts of resource development activities in the province and continuing to implement the Liability Management Framework to address the inventory of inactive and orphaned wells across the province. Government remains committed to setting clear expectations throughout the life cycle of oil and gas projects to provide certainty to industry and landowners, while maintaining world-class environmental standards.

●	Taking meaningful action toward a lower carbon future with the Alberta Emissions Reductions and Energy Development Plan. This Plan focuses on reducing greenhouse gas emissions while maintaining energy security, reliability, and affordability. By working collaboratively with industrial emitters and investing in innovation and the practical application of clean technology, the Technology, Innovation and Emissions Reduction (TIER) regulatory system remains the longest standing industrial carbon pricing system in North America. Government has committed $646 million from the TIER Fund over three years to support initiatives delivered by key partners, including Emissions Reduction Alberta. This will help Alberta achieve its climate goals, strengthen the economy, and drive innovation in the province.

●	Applying cumulative effects and integrated land management approaches, which consider all activities on Alberta’s landscapes and the diverse values and perspectives of Albertans. Industry, key stakeholders, Indigenous communities, and the public are engaged in the development and implementation of land use plans and related strategies that support achievement of desired social, economic, and environmental goals.

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PRIORITY ONE

Objective six

Building Alberta

To better serve Albertans and support Alberta’s economy, the government is committed to building a strong and vibrant province through key infrastructure developments that support communities, attract investment, and create jobs. This includes:

●	Investing $3.8 billion in Capital Maintenance and Renewal projects over three years, including vital repairs to government-owned facilities and infrastructure like roads, health facilities, schools, courthouses, housing, post-secondary institutions, and cultural facilities throughout Alberta. These projects are often delivered by small and medium-sized contractors and support local economies and small business owners.

●	Providing predictable and sustainable investment in community infrastructure through the capital component of the Local Government Fiscal Framework (LGFF). Local governments will receive $820 million for the 2025-26 fiscal year, an increase of just over 13 percent from Budget 2024. Recognizing the essential role communities and local infrastructure play in supporting businesses and creating jobs, the program positions municipalities as full partners in Alberta’s economic fortunes. The LGFF replaces the Municipal Sustainability Initiative which, since 2007, has invested $5.5 billion in roadways and bridges, $2.4 billion in public transit, $1.03 billion in fire, police, and other emergency services as well as $1.23 billion for water, wastewater, and storm water infrastructure.

●	Maintaining local infrastructure by investing $111 million over three years, starting in 2024, in the Strategic Transportation Infrastructure Program, which includes the Community Airport Program (CAP) as one of its four funding streams. Through this investment, government is enabling municipalities to undertake rehabilitation and improvement of community owned public-use airports to extend the service life of key transportation infrastructure.
●	Providing over $6 million in grants to assist gas and electricity distributors providing utility services to rural Albertans and continuing the Rural Electric Program through to 2026 to help reduce the cost of installing farm electric services (i.e., poles, wires, transformers). Investments support thriving rural communities, and access to an efficient and modern utility distribution system that is safe, reliable, resilient, and environmentally responsible.

●	Recognizing the critical role of passenger rail in shaping the future of Alberta and its rapidly growing population by investing $6 million in 2025-26 to develop a Passenger Rail Master Plan and a 15-year delivery plan to enhance accessibility, efficiency, and connectivity across the province. The vision is for a passenger rail system that links to urban mass transit systems, and connects communities, while supporting jobs and access to housing.

●	Investing in Alberta’s heritage by allocating $51 million to support the stewardship of Alberta’s heritage resources and operation of provincially owned heritage facilities, including the Royal Alberta Museum and Royal Tyrrell Museum of Palaeontology.

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	13

Performance indicators

EMPLOYMENT

Private sector employment

Last Actual: Employment in the private sector grew 4.9 per cent in 2024. The number of jobs in the private sector is an indicator of the extent to which economic conditions are affecting activity in the private sector and, therefore, employment in that sector.

Long-term unemployment rate

Last Actual: For 2024, the share of unemployed Albertans who were long-term unemployed was 21 per cent. Long-term unemployment is defined as being out of work and looking for a job for 27 weeks or more and is an indication of the overall health of the labour force, the ability for people to find work, and the extent to which government programs and economic conditions are impacting long-term unemployment.

Wages and salaries growth

Last Actual: On a year-to-date basis until September, wages and salaries were up 4.8 per cent in 2024 compared to 2023. Wages and salaries are an indicator of labour income, and reflect changes in employment, labour force participation, hours worked, and wage growth.

Apprenticeship graduates employment rate

Last Actual: in 2024, 96 per cent of Alberta’s apprenticeship graduates in the labour force reported that they were employed between five and 18 months after graduation. Alberta’s apprenticeship education combines on-the-job learning through mentorship and formal classroom instruction that is usually provided at a post-secondary institution. Tracking employment rates of recent apprenticeship graduates provides insights into whether Alberta’s apprenticeship education is supporting graduates to achieve labour market outcomes.

Enrolment in facility-based child care programs, family day homes, innovative and group family child care

Last Actuals: the approximate number of available child care spaces for 2023-24 was 161,600 spaces, in addition to 14,900 preschool spaces. This indicator includes daycare, family day home, out-of-school care, preschool, and innovative and group family child care programs. Increased access to child care supports parents’ ability to pursue education or training and take part in the workforce.

Workforce investment, recruitment and retention of skilled early childhood educators

Last Actuals: Since signing the Canada Alberta Canada-Wide Early Learning and Child Care Agreement, Alberta has seen a net increase of approximately 10,900 early childhood educators (ECEs) employed in child care and approved family day homes for a total of 29,000 as of September 2024. Additionally, approximately, 10,000 ECEs accessed professional development training totaling $14.5 million in 2023-24.

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Performance indicators

INVESTMENT AND BUSINESS ACTIVITY

Alberta Activity Index

Last Actual: The Alberta Activity Index was up 2.0 per cent year-over-year between November 2022 and November 2023. The Alberta Activity Index tracks nine indicators of overall economic activity in the province, including employment, housing starts, truck sales and activity in the energy sector.

Housing Starts

Last Actual: In 2024, the annual number of housing starts in Alberta stood at 47,827 units, which represented a 33 percentage point increase over 2023. The number of housing starts is an indicator of the broader economy and the ability to meet demand for Alberta’s growing population by tracking new residential construction.

Non-residential capital investment in Alberta

Last Actual: $60.2 billion in 2024, down 0.6 per cent from 2023. Non-residential investment is an indicator of the overall productive capacity of the economy and a key driver of economic activity in the province.

Value of Alberta’s exported products

Last Actual: $165.7 billion through November 2024, up 3.4 per cent compared to the same period of 2023. The total value of Alberta exports of domestic goods to international markets is a key indicator of trade and export growth. Increased exports are a signifier of economic growth and prosperity in Alberta. Data source: Statistics Canada, data release date January 7.

Upstream oil and gas investment

Last Preliminary Actual Result: $29.0 billion in 2023, up 3.6 per cent from 2022. Capital investment in Alberta’s upstream energy sector is an indicator of the health and future growth of the energy in Alberta.

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Performance indicators

GOVERNMENT SPENDING

Alberta Tax Advantage

Net Debt to GDP in Alberta and comparator provinces

Last Actual: In 2023-24, Alberta’s net debt to GDP ratio was 9.1 per cent compared to 38 per cent in Quebec, 17.4 per cent in British Columbia, 36.4 per cent in Ontario, and 46.1 per cent for the federal government. Alberta’s net debt-to-GDP ratio remains the lowest in Canada and government paid down $13.4 billion of maturing debt in 2022-23.

This indicator is the proportion of a province’s net debt to its gross domestic product and is a proxy for the fiscal health and sustainability of a province’s finances. The federal net debt is based on a similar methodology to the comparator provinces, including Alberta, and is different from the “federal debt” measure that the federal government reports in budgets and public accounts. Federal debt reported in federal budgets equals total liabilities less financial assets (net debt) less non-financial assets.

Per capita expenditure in Alberta and comparator provinces

Last Actual: In 2023-24, Alberta’s per capita program expenditure was $14,162 compared to the average of $14,704 of comparator provinces (Quebec, Ontario, and British Columbia). This is an indicator of the comparative levels of public expenditure compared to the most directly comparable provinces with respect to features such as population size and density as well as geography.

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Priority two

Supporting Albertans

Our objectives

1.	Supporting a refocused, effective health care system

2.	Advancing mental health and addiction support

3.	Providing high quality education and opportunities for skill development

4.	Strengthening safe and thriving communities

5.	Supporting Albertans most in need

6.	Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities

7.	Building better communities

Budget 2025 | 2025-28 Government of Alberta Strategic Plan	17

PRIORITY TWO

Objective one

Supporting a refocused, modernized health care system

Alberta’s government will continue to implement key initiatives to support and improve Alberta’s refocused health care system so that every Albertan has timely access to an effective, safe, and responsive publicly funded health care system where and when they need it. We will do this by:

●	Continuing to refocus the health care system to improve access, enhance patient outcomes, and make health care better for all Albertans, including First Nations, Métis, and Inuit peoples. Four integrated provincial health agencies are being established: Recovery Alberta (operational September 2024), Primary Care Alberta (operational February 2025), Acute Care Alberta (launching February 2025), and Assisted Living Alberta (launching April 1, 2025). These agencies will align efforts through an Integration Council to deliver improved outcomes. An Indigenous Advisory Council, representing First Nations, Métis, and Inuit communities, will ensure their health needs and interests are included in Alberta’s modernized system.

●	Improving quality health care access for underserved populations, including First Nations, Métis, and Inuit. Alberta’s government will promote and explore novel, innovative, and creative strategies to ensure culturally relevant health services closer to home that promote better healthcare outcomes.

●	Implementing a new primary care physician compensation model to better recognize and support family physicians in providing comprehensive, patient-focused care. This initiative is designed to improve access to family physicians, ensure they continue practicing in Alberta, and attract more doctors to the province. Government is investing $534 million over three years to support primary care physicians in delivering lifelong, comprehensive care while recognizing their unique work and training. This approach builds trust by including health care providers, including physicians, in shaping a refocused health care system.
●	Improving Emergency Health Services (EHS) response times requires a comprehensive approach that goes beyond fleet enhancements. The government is investing $60 million over three years through the Emergency Medical Services Vehicles Capital Program to upgrade the EHS fleet. Efforts are also underway to enhance inter-facility transfer services and to invest in the future of the EHS system through air ambulance review and paramedic workforce development. Recognizing its complexity, the government is focusing on the overall EHS system, including training, recruiting, and retaining high-quality EHS personnel. Addressing systemic issues that lead to delayed EHS responses and prolonged emergency department offload times is also a priority. These initiatives align with the recommendations from the Alberta Emergency Medical Services Provincial Advisory Committee’s final report.

●	Enhancing access to surgical care involves reducing wait times and increasing the number of surgeries performed across the province. The government is investing $265 million over three years through the Alberta Surgical Initiative Capital Program to expand, renovate, and optimize surgical facilities. This comprehensive approach ensures that patients receive optimal care in the right place at the right time. Additionally, the initiative focuses on training, recruiting, and retaining high-quality surgical teams to support increased surgical capacity.

●	Making investments to strengthen and modernize continuing care. Government is addressing a projected increase in continuing care demand over the next decade by allocating $769.4 million over three years for the Continuing Care Capital Program. This funding will be used to develop new continuing care spaces in priority areas across the province, modernize existing aging and/or outdated continuing care homes, develop culturally appropriate continuing care spaces to support Indigenous groups and organizations and create innovative small care homes. This investment aims to reduce wait times for continuing care services.

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PRIORITY TWO

●	Enhancing and optimizing the primary health care and digital health systems to increase choice, provide equitable and timely access, and improve the quality of care for Albertans.

●	Address health care worker shortages by continuing to implement the 2024 Alberta Health Workforce Strategy that aims to create an integrated and collaborative health system that is responsive and sustainable. The momentum of record physician growth achieved in 2023 will be sustained by increasing medical school spaces, residency positions, and training positions, and continuing to develop and implement incentives that focus on attracting and retaining physicians. This work is supported by the Rural Health Professions Action Plan, addressing specific challenges in remote and rural communities.

●	Making it easier for credentialed nurses from outside of Alberta/Canada to bring their skills to Alberta patients. Government is attracting internationally educated nurses by streamlining immigration processes for health care professionals and by addressing barriers they face when coming to Canada, including navigating regulatory requirements, and having access to bridging education and clinical placements if needed. Government is making strategic investments in post-secondary institutions to provide 439 additional spaces in 2025-26 for certification and licensing of internationally educated nurses. This will help integrate highly skilled nurses into communities across Alberta.
●	Taking innovative approaches to provide almost 30,000 more Albertans with access to primary healthcare through the Nurse Practitioner Primary Care Program. Through this program, government is making it possible for nurse practitioners to provide autonomous patient care either through their own practices or within existing primary care settings in various urban and rural communities. In 2025-26, government is investing $20 million toward this program.

●	Increasing access to maternal care by investing $8 million over the next three years to develop and implement Alberta’s Midwifery Strategy, reducing pressure on hospitals and improving access to maternity care in rural and remote areas.

●	Investing $3.8 billion over three years in capital funding to maintain or expand health care facilities across the province. This includes funding for the redevelopment and expansion of the Red Deer Regional Hospital, which will increase critical services and add capacity to one of the largest hospitals in central Alberta.

●	Enhancing enforcement mechanisms to ensure food safety regulations, particularly in sensitive settings such as childcare or long-term care, are adhered to, and operators are fostering a culture of food safety.

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PRIORITY TWO

Objective two

Advancing mental health and addiction support

Alberta’s government is supporting Albertans in their pursuit of recovery. The Alberta Recovery Model provides access to a full continuum of personalized, community-based services and supports, from prevention and intervention to treatment and recovery giving hope to those currently facing mental health and addiction challenges. This includes:

●	Allocating a total of $1.4 billion in 2025-26 to Recovery Alberta, the province’s new mental health and addiction provincial health agency, to support the delivery of consistent, high-quality recovery-oriented services across the province and improve health outcomes for Albertans experiencing mental health and addiction challenges.

●	Investing $8.7 million in 2025-26 to support the work of the Canadian Centre of Recovery Excellence (CoRE) to conduct evaluation and applied research of mental health and addiction service delivery in Alberta and global best practices. CoRE will help government improve public policy in alignment with the Alberta Recovery Model and support better outcomes for those experiencing addiction and mental health challenges.

●	Introducing compassionate intervention legislation to protect the lives of those who are likely to cause harm to themselves or others due to addiction and problematic substance use. Government is allocating $206.8 million over three years to establish specialized mental health and addiction facilities that will help impacted Albertans initiate recovery.
●	Allocating $124.1 million in 2025-26 to build and operate 11 recovery communities throughout Alberta, including five recovery communities in direct partnership with Siksika Nation, Blood Tribe, Enoch Cree Nation, Tsuut’ina Nation, and Métis Nation within Alberta as part of ongoing efforts to remove barriers to land-based, culturally relevant services for Indigenous peoples. Recovery communities provide life-saving, recovery-oriented care for individuals experiencing addiction and are an essential component of the Alberta Recovery Model.

●	Expanding access to mental health supports for children and youth in schools by partnering with CASA Mental Health to help students with complex mental health needs receive professional care without disrupting their education. Government is investing $70 million over three years to establish up to 60 CASA Mental Health Classrooms by 2026 that will support more than 1,300 students annually. In 2025-26, $69 million is allocated to build and operate youth mental wellness centres (CASA Houses) throughout Alberta to provide live-in and day programs for youth facing severe mental health challenges.

●	Removing barriers and improving access to mental health supports by investing in Counselling Alberta to deliver an expanded range of accessible, affordable counselling services with no wait list to Albertans regardless of where they reside. Government is also supporting free, confidential helplines, such as 211 Alberta and Kids Help Phone, that provide connections to a wide range of community-based mental health supports to help meet Albertans’ unique needs.

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PRIORITY TWO

●	Operating therapeutic living units (TLUs) in Alberta remand and correctional centres, in alignment with, and commitment to, a recovery-oriented system of care. TLUs in Calgary, Red Deer, Fort Saskatchewan, and Lethbridge offer structured, long-term, and evidence-based interventions for those in custody, helping to address their substance use and break the cycle of recidivism. Additional recovery-oriented supports are available through transitional services in Alberta’s remaining adult correctional facilities.

●	Supporting efforts to ensure culturally relevant addiction and mental health community supports are in place for First Nations, Métis, and Inuit peoples in Alberta. In 2025-26, approximately $7 million is allocated to strengthen community-based mental health and addiction programs and services for Indigenous people in Alberta.
●	Investing $4 million in 2025-26 to add additional mental health professional spaces in Alberta’s post-secondary institutions. With key initiatives such as the Mental Health Professionals Enrollment Expansion grant program, government is supporting 12 institutions in creating 761 new seats in in-demand mental health programs and ensuring consistent high-quality services to communities across the province, while preparing a new generation of mental health professionals to meet emerging needs.

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Continuing to advance treatment referral pathways and supports in the justice system and ensuring police services have access to tools that help them respond safely and effectively to mental health and addictions emergencies. Government is improving access to mental health and addiction treatment services in police and correctional settings, investing $61.9 million in 2025-26 to deliver services and help facilitate recovery for individuals interacting with the justice system.

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PRIORITY TWO

Objective three

Providing high quality education and opportunities for skill development

Alberta’s government is working with parents, teachers, school leaders, and trustees to make Alberta’s schools the best places for our children to learn and develop. Alberta’s post-secondary institutions are the foundation of a strong economy and a vibrant province. A top priority for government is to ensure Albertans have the knowledge, skills, and competencies needed for family-supporting jobs, contributing to economic growth and diversification. Therefore, we are:

●	Building new schools and enhancing existing school infrastructure to address the surge in population growth and meet the increasing demands of growing communities in Alberta. Government is creating 200,000 new and modernized educational spaces by committing $8.6 billion over three years to kick-start construction on up to 90 new schools and up to 24 modernization and replacement projects. Government has also made changes to the funding process to accelerate the delivery of schools, including for previously approved projects. In addition, the Modular Classroom Program will create new student spaces in the communities where they are most needed.

●	Supporting students with complex learning needs through specialized learning supports, and improved access to educational assistants and qualified professionals.

●	Continuing to modernize the education system and improve student success by working collaboratively with local school boards, teachers, and First Nations education experts to develop and implement a new comprehensive and modern Kindergarten to Grade 12 curriculum. The collaborative effort will ensure alignment with the recently developed elementary school curriculum.
●	Support the education system to improve outcomes for First Nations, Métis and Inuit students, incorporating histories, cultures, language, and perspectives in curriculum, and promoting foundational knowledge for teachers and school leaders.

●	Enhancing career education programming through continued investment towards start-up and expansion costs of collegiate schools to enable more students to explore career pathways in growing industries. Government is building a skilled, educated, and engaged workforce for the future to prepare students for well-paying jobs following the successful completion of their programs, and address current and longer-term skilled labour market challenges.

●	Supporting students and ensuring that post-secondary education remains affordable by allocating nearly $1.2 billion towards Alberta Student Aid loans, scholarships, and grants. Government is also enhancing oversight and protecting investments to ensure responsible funding, and a skilled workforce for the future.

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PRIORITY TWO

Objective four

Strengthening safe and thriving communities

Alberta’s government is taking action to address crime and social disorder to ensure that all Albertans feel safe and secure in their communities. Albertans also deserve an accessible and sustainable justice system that protects them and supports safer communities. Government will protect Albertans through focused work to reduce and prevent crime, support victims of crime, and make the justice system faster, and more effective while maintaining fairness and impartiality. We will be:

●	Enhancing public safety by implementing a modern ankle bracelet electronic monitoring program for adult bail clients and community-sentenced offenders whom the court deems to pose a risk to public safety. This program enhances the supervision of high-risk offenders, increases accountability for individuals subject to specific conditions and supports public safety.

●	Continuing to roll-out the pre-charge assessment system where charges are reviewed by a Crown prosecutor before police determine whether they will lay charges. This system will reduce the number of cases entering the court system that do not meet the threshold for prosecution and will create capacity within Alberta’s three independent courts by ensuring valuable court time is only scheduled for matters where there is a reasonable prospect of conviction.

●	Implementing strategies to make the justice system more responsive to the needs of Albertans, including the use of restorative justice practices and specialized courts. These alternatives to the traditional court system offer offenders a chance to avoid incarceration while still being held accountable for their actions and can include the completion of treatment programming. These strategies recognize complex social, economic, cultural, and health factors and seek to prevent re-offending in more comprehensive ways.

●	Assisting Indigenous people who are in contact with the justice system with culturally relevant programming and initiatives, including facilitating the preparation of Gladue reports for the courts and administering the Indigenous Court Work Program at court locations across the province in partnership with Indigenous organizations.
●	Investing $3.2 million in the Family Justice Strategy to assist families in resolving their family legal matters more quickly and efficiently, and lessening the time spent in court by expanding the Family Justice Strategy. The strategy standardizes services across the Alberta Court of Justice and the Court of King’s Bench of Alberta to ensure consistent access and support. Key initiatives under the strategy include pre-court service expansion and an online Family Resolution Hub to guide Albertans through family law matters. Government is also supporting pre-court assessment, mediation, and parenting intervention programs that help parents achieve better outcomes for their children as their families restructure.

●	Allocating $19.5 million in 2025-26 to continue implementing the Safe Streets Action Plan by partnering with police in Edmonton and Calgary on street-level law enforcement in high crime areas, such as downtown cores and public transit, to address urban crime rates in the province.

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Continuing to address serious and organized crime by implementing risk reduction strategies, such as increased border support to keep guns and controlled drugs out of Alberta. This includes focused work to address border security, rural crime, hate-motivated crime, firearms violence, and drug trafficking. Government is continuing to support Sheriffs Interdiction Teams to disrupt criminals’ ability to bring illegal firearms and narcotics into Alberta’s communities and additional Alberta Law Enforcement Response Team Gang Suppression Units. In 2025-26, government continues to provide community-based grants to address crime prevention and community safety and reduce hate crime issues.

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PRIORITY TWO

●	Continuing to deliver on the 2022 commitment to implement recommendations of the Human Trafficking Task Force to better protect and assist vulnerable Albertans and combat trafficking in persons. To date, $13.4 million has been invested to establish the Alberta Centre to End Trafficking in Persons and in grants to combat trafficking in persons. Investments to enhance organizational capacity to respond to trafficking; increase specialized, trauma-informed supports for both victims and survivors of human trafficking; and reduce the risk of victimization and re-exploitation for survivors will continue in 2025-26. Government will continue to fund Alberta Law Enforcement Response Teams to support victims and survivors through the investigation process of alleged human trafficking and sexual exploitation cases.

●	Ensuring government programs reflect the needs of Alberta’s diverse communities. This includes the work of the Provincial Hate Crimes Coordination Unit that continues to coordinate inter-jurisdictional information sharing and intelligence about occurrences, trends and risk factors related to hate motivated crimes, incidents, and radicalization towards violence throughout Alberta.
●	Modernizing the victim service delivery model to ensure services are consistent and accessible across the province, providing victims of crime with appropriate supports when and how they need them.

●	Protecting the interests of law-abiding firearms owners and continuing to advocate for responsible federal firearms legislation to deter criminals, respect property rights, and make sure Albertans continue to live in safe and secure communities. In 2025-26, government is investing $8.6 million to support the mandate of the Alberta Chief Firearms Office, which includes advocating for federal legislation that supports law-abiding firearm owners.

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PRIORITY TWO

Objective five

Supporting Albertans most in need

Government will have supports in place for our most vulnerable citizens and those who require other targeted protections and supports. Alberta is providing targeted affordability supports for vulnerable Albertans and increased funding for specialized agencies that address gender-based violence and human trafficking, as well as supporting low-income seniors, and Albertans with disabilities. To this end, we are:

●	Continuing to implement Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing by providing safe, stable, and affordable housing for an additional 25,000 households by 2032-33. Government continues toward the achievement of this goal with the ongoing implementation of the expanded rent assistance program and by increasing the construction of innovative housing models through the Affordable Housing Partnership program. Government is also implementing strategic actions to ensure Alberta’s housing is accessible and affordable for low- and middle-income renters and buyers. Alberta’s approach includes cutting red tape, incentivizing house construction, and supporting innovative strategies that speed up the home building process.

●	Continuing to maintain and repair government-owned affordable housing. As part of the Stronger Foundations strategy, the province is working on a long-term maintenance strategy. It aims to ensure that government-owned affordable housing assets remain suitable to community needs with effective use of taxpayer dollars.

●	Creating a new disability income assistance program to encourage continued income growth and earnings for Albertans with severe disabilities who can work.
●	Modernizing and digitizing financial support systems to simplify and enhance service delivery for low-income Albertans and persons with disabilities to further support their participation in community life, while maintaining program integrity and ensuring long-term sustainability.

●	Taking significant steps to address the unique housing needs of Indigenous communities through an investment of $92 million over three years in the Indigenous Housing Capital Program. Through this program, government is enabling Indigenous communities to build affordable off-reserve, off-settlement, and-on-settlement housing.

●	Providing resources to municipalities and Metis Settlements through the Family and Community Support Services program to promote and enhance the well-being of Albertans, families and communities based on local design and delivery of preventative social services.

●	Maintaining financial stability for more than 197,000 low-income seniors through the provision of over $572.8 million in grants and low-interest home equity loans to meet basic needs, afford essential health and personal supports, and over $6.5 million through community grants to prevent elder abuse and support seniors to age safely in their homes.

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Ensuring adequate supports and safety for Alberta’s seniors. Government is working with senior lodge providers to grow the provision of senior lodges and improve the lodge system’s efficiency and sustainability into the future.

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PRIORITY TWO

●	Improving supports for youth and young adults transitioning from government care into adulthood to promote health, foster education and skill building, and improve employment opportunities. Government is providing $17 million over the next three years for the Transition to Adulthood Program (TAP) for continued access to services for youth and young adults aging out of government care.

●	Preventing gender-based violence through awareness, education and community engagement. Government is investing $15.7 million to develop and implement Alberta’s 10-year Strategy to End Gender-based Violence and support survivors. This will complement work already underway through the Premier’s Council on Missing and Murdered Indigenous Women, Girls and Two Spirit Plus People and the Human Trafficking Action Plan.
●	Expanding the Rural Sexual Assault Support project by training more Alberta health care providers in rural locations to perform sexual assault evidence kit exams. This will ensure that more sexual assault survivors can receive this essential health care service in their respective communities across Alberta.

●	Modernizing Alberta’s electricity grid and market to enhance grid reliability by updating Alberta’s transmission legislation, legislative implementation of a restructured energy market and reviewing distribution policies. This work aims to reduce electricity bill costs for Albertans, promote system reliability, and attract long-term investment for new power generation.

●	Continue supporting low-income families with children under 18 by increasing the Alberta Child and Family Benefit (ACFB) to $375 million in 2025-26. This is to fund indexed increases in payments and to support the anticipated increase in population. Alberta has also instituted a new policy that extends access to ACFB payments when a child has passed away.

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PRIORITY TWO

Objective six

Forming lasting and meaningful partnerships with First Nation, Métis, and Inuit communities

Alberta’s government will continue to partner with Indigenous people in pursuit of reconciliation, inclusion, opportunity, and community well-being, including increasing safety for all Indigenous people. Government will support opportunities for Indigenous entrepreneurship, community supports, training, and employment, as well as supporting Indigenous leaders to develop the social and economic programs their communities need. Additionally, Alberta will continue working in partnership with Indigenous communities throughout Alberta to advance their long-term sustainability. We are:

●	Enabling access to capital for Alberta-based Indigenous groups investing in medium to large-scale natural resource, agriculture, transportation, tourism and telecommunication projects and related infrastructure through the Alberta Indigenous Opportunities Corporation (AIOC). Since its inception in 2019, the AIOC has backstopped more than $720 million in support of Indigenous investments, benefiting 43 communities across Alberta. It is estimated that $1.3 billion will flow to these communities over the lifetime of these projects.

●	Allocating over $9 million in 2024-25 as part of the First Nations Development Fund (FNDF) to help fulfil First Nations’ economic, social, and community priorities. The FNDF is supported by a percentage of revenues from government-owned slot machines operating in First Nations casinos in Alberta.

●	Offering an investment of $10 million annually through the Aboriginal Business Investment Fund to help support eligible Indigenous community-owned economic and business development projects that improve social and economic outcomes for Indigenous people and their communities by creating jobs and boosting regional economies.

●	Providing $4.0 million annually to support training opportunities for Indigenous people in Alberta through the Employment Partnerships Program (EPP). The EPP helps build collaborative partnerships between Indigenous communities and the private sector to expand the availability, accessibility and quality of Indigenous employment opportunities while providing participants with skills training to support their employment goals.
●	Working with the federal government and First Nations, Métis, and Inuit communities to improve access to key services such as education and healthcare for Indigenous people, no matter where they reside in the province. Government is investing $27.1 million to remove barriers from healthcare through the Indigenous Primary Health Care Innovation Fund and the Indigenous Patient Navigator Program.

●	Coordinating Alberta’s response to the National Inquiry into Missing and Murdered Indigenous Women and Girls including supporting the work of the Premier’s Council on Missing and Murdered Indigenous Women, Girls and Two Spirit Plus People which works to address and prevent violence and increase the safety and economic security of Indigenous women, girls and two spirit plus people.

●	Allocating $3.9 million to the Indigenous Reconciliation Initiative to support initiatives that revitalize and enhance Indigenous culture, traditions, and languages along with funding for projects that support local economic development as part of the government’s ongoing work to support reconciliation.

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PRIORITY TWO

Objective seven

Building better communities

Alberta’s government will continue to support social services, culture, multiculturalism, recreation, and the arts to improve Alberta communities, make them more welcoming, and enhance quality of life for Albertans. We are:

●	Continuing to support cost-effective municipal service delivery through regional collaboration and making required amendments to intermunicipal collaborative frameworks.

●	Supporting newcomers with access to settlement, language and labour market integration supports and services. Through these supports and services, government is helping Alberta’s newest residents make valuable contributions to communities across the province and utilize their skills to support a diversified economy.

●	Fostering the inclusivity and multiculturalism that make Alberta a welcoming environment for all its residents with continued guidance from the Premier’s Council on Multiculturalism, the Alberta Anti-Racism Advisory Council and the Alberta Black Advisory Council. Government is allocating up to $13.5 million over three years to support community organizations and Indigenous communities through the Ethnocultural Grant Program and the Anti-Racism Grant Program. Through these investments and initiatives, government is promoting intercultural connections; celebrating diversity and belonging; raising awareness about the contributions of ethnocultural communities to Alberta and the impacts of barriers for these communities; and enabling community organizations to lead anti-racism projects.

●	Allocating $34.6 million to the Alberta Foundation for the Arts to support Alberta’s artists and arts organizations, including many that provide programming for children and families.

●	Allocating $10 million to support community groups, non-profit organizations, societies, First Nations, and Métis Settlements to build or enhance sport or recreational facilities through the Active Communities Initiative. Investments will support small and mid-sized projects such as indoor and outdoor hockey arenas and rinks, community pools, indoor turf centres, pickleball courts, sport fields and courts, and other recreational facilities.
●	Investing $50 million to support public-use facilities in Alberta’s communities through the Community Facility Enhancement Program to support non-profit organizations’ ability to purchase, build, renovate, or upgrade recreational and cultural community facilities. These projects support vibrant communities across the province and create opportunities for Albertans to engage with their communities.

●	Supporting the non-profit voluntary sector in Alberta by allocating $14 million for community grants through the Community Initiatives Program. This assists the non-profit sector to deliver valuable community programs and events

●	Increasing affordable access to sport, physical activity, and recreation for Alberta youth and families through the Every Kid Can Play program, making recreation more accessible for children and youth from low-income families.

●	Establishing a balanced approach to address the fairness and safety of female athletic competitions through the Fairness and Safety in Sport Act. The Act will ensure women and girls can compete in biological female-only divisions, while also ensuring transgender athletes are able to meaningfully participate in the sports of their choice.

●	Investing in sustainable outdoor recreation infrastructure, including over $220 million over three years, to build new campsites, upgrade trails, and enhance outdoor recreational opportunities, natural features, and buildings on Crown lands. This is complemented by work to develop a Crown land recreation and conservation strategy to expand public access while protecting natural spaces, including a new Plan for Parks.

●	Incentivizing investment and increasing investor confidence to Alberta’s growing visitor economy through responsible and sustainable all-season resort development. Government is establishing a new All-Season Resorts Branch within the Ministry of Tourism and Sport to act as the sole lifecycle regulator for resort projects on Public Lands, with implementation beginning in 2025. This will streamline approval processes, uphold rigorous environmental reviews and Indigenous engagement, and enhance economic growth, job creation, and Indigenous opportunity.

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PRIORITY TWO

Performance indicators

EDUCATION

High School completion rate

Last Actual: In 2022-23, 88.1 per cent of students completed high school within five years of entering Grade 10. High school completion is an indicator of education system performance, job readiness and preparedness for further study. Data for 2023-24 will be available in June 2025.

Post-Secondary graduates employment rate

Last Actual: In 2024, 95 per cent of Alberta’s post-secondary graduates in the labour force reported that they were employed approximately two years after graduation. Tracking employment rates of recent post-secondary graduates provides insights into whether Alberta’s post-secondary education is supporting graduates to achieve labour market outcomes.

COMMUNITY SAFETY

Violent and property crime in urban and rural communities

Last Actual: In 2023, Alberta’s violent crime rate was 1,591 per 100,000 population and the property crime rate was 4,752 per 100,000 population. The urban and rural violent crime rates for the same period were 1,392 per 100,000 population and 2,551 per 100,000 population, respectively. The property crime rates were 4,349 per 100,000 population for urban areas and 6,673 per 100,000 population for rural areas. These indicators measure the volume of crime (except traffic) relative to population size. Crime rate is an indicator of public safety and provides insight into where the government needs to direct public safety efforts in partnership with policing services.

Change in violent and non-violent crime indices

Last Actual: On a year-over-year basis, the violent crime severity index increased by 0.27 per cent and the non-violent crime severity index decreased by 3.16 per cent between 2022 and 2023. Tracking the year-over-year percentage change in the violent and nonviolent crime severity indices provides an overall indicator on the amount and seriousness of police-reported crime.

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Performance indicators

AFFORDABLE HOUSING

New Affordable Housing Units Rent Subsidies

Last Actual: In 2023-24, the ministry delivered 2,302 new affordable housing units and new rental subsidies to Albertans with low income. Government’s 10-year Stronger Foundations strategy aims to support 25,000 more households by 2032-33 with affordable housing units or provide rental subsidies for low-income Albertans.

HEALTH

Annual number of surgeries provided

Last Actual: In 2023-24, almost 304,600 surgeries were performed in Alberta, an increase of almost 10,300 surgeries from 2022-23. This indicator is used to monitor growth in surgical capacity to keep pace with demand and reduce the length of time Albertans are waiting for scheduled surgeries through implementation of initiatives such as the Alberta Surgical Initiative.

Family physician and registered nurse practitioner workforce

Last Actual: In 2024, there were 5,951 practicing family physicians and 997 registered nurse practitioners in Alberta, which increased from the previous year (5,656 practicing family physicians in 2023 and 887 registered nurse practitioners).

Personal improvement of Albertans accessing publicly funded addiction treatment and participating in the My Recovery Plan Platform (Recovery Capital)

Last Actual: In 2023-24, individuals accessing publicly funded addiction treatment and participating in the My Recovery Plan increased their recovery capital by 43 per cent from admission to discharge or most recent assessment. Recovery capital considers all factors (personal, social, community, and other supports) that may assist individuals in their pursuit of recovery. Recovery from addiction is among the most important, ultimate goals of treatment for providers, family, clients, and society. An increase in Recovery Capital scores is an indication of positive recovery outcomes for individuals experiencing addiction issues.

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